

January 27, 2021

Luis Merchan
Chief Executive Officer
Flora Growth Corp.
65 Queen Street West, Suite 900
Toronto, Ontario M5H 2M5

> **Re: Flora Growth Corp.**
> **Draft Registration Statement on Form F-1**
> **Submitted December 31, 2020**
> **CIK No. 0001790169**

Dear Mr. Merchan:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Market and Industry Data, page iv

1.   We note your statement that this filing contains information from third-party sources who have obtained the information from sources believed to be reliable, and you cannot guarantee the accuracy or completeness of the information. This statement appears to imply a disclaimer of responsibility for this information in the registration statement. Please either delete this statement or specifically state that you are liable for the information related to the market and industry data.

Our Brands and Products, page 1

2. Please revise to clarify here and in the Business section which acquisitions are pending and the category of products to which they relate. Please also revise to clarify which category of products you are currently selling. We note your disclosure that you estimate that revenue growth in the health and wellness space can be accelerated with new product offerings derived from your CBD oil. Please revise to disclose, if true, that you have yet to start producing CBD oil.

Our Company, page 1

3. We note your disclosure on page 11 that you have not yet grown or harvested a commercial cannabis crop or produced oil extracts and will require adequate proceeds generated from this offering to do so and that you will not have sufficient infrastructure as a grower or have the ability to extract CBD oil in any material amounts until your Research Technology and Processing Centre has been constructed and becomes operational. Please make that clear here and in the Business section where you highlight your cultivation advantage and your efficient manufacturing practices.

4. Please revise to disclose when you began to generate revenue and how specifically you generated such revenue here, in MD&A and in the Business section. Refer to Item 4.B.2 of Form 20-F.

Prospectus Summary
Global Cannabis Market, page 1

5. We note references here and in the Business section to the global cannabis market. Please tell us why you believe these references are appropriate given that it appears that you intend to initially operate in the medicinal cannabis market in Colombia and potentially the United States.

Implications of Being an Emerging Growth Company, page 6

6. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Summary
Implications of Being an Emerging Growth Company and a Foreign Private Issuer, page 6

7. You state here and on page 56 that you will have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the JOBS Act. This election is only available to foreign private issuers that prepare their financial statements in accordance with U.S. GAAP or reconcile their home country GAAP financial statements to U.S. GAAP. Refer to the cover page of Form F-1

and Question 34 of our "Jumpstart Our Business Startups Act Frequently Asked Questions - Generally Applicable Questions on Title I of the JOBS Act" dated December 21, 2015. Please revise.

Risk Factors, page 11

8.   Please revise to disclose any risks specific to your acquired businesses' operations and current or potential products. Please revise to add disclosure addressing the risks of pursuing several different categories of products and your investments in companies that you do not wholly-own.

9.   Please revise to comply with Regulation S-K Item 105 by relocating risks that could generically apply to any registrant or offering to the end of the section under the caption "General Risk Factors." See Item 3 of Form F-1.

There are risks associated with the regulatory regime and permitting requirements of our operations, page 15

10.   Please clarify how often you will need to renew your regulatory approvals and the licenses mentioned in the second paragraph on page 20.

Use of Proceeds, page 37

11.   Please revise to disclose the estimated net amount of the proceeds broken down into each principal intended use thereof. If the anticipated proceeds will not be sufficient to fund all of the proposed purposes, please provide the order of priority of such purposes, as well as the amount and sources of other funds needed. If the company has no specific plans for the proceeds, please discuss the principal reasons for the offering. Refer to Item 3.C of Form 20-F. Please also revise to explain how you intend to use the proceeds for operating capacity.

Business, page 61

12.   A registration statement is not intended to serve as marketing materials. Therefore, the prominence of the graphics in this section and on page i are not appropriate because they neither provide nor enhance relevant and meaningful disclosure that investors can use to make an informed investment decision. Please remove the graphics on pages i, 62-68, 70 and 78 accordingly.

13.   Please remove the statements that you "are committed to becoming the premier international producer of low-cost, natural, medicinal-grade cannabis oils and extracts in the world," "are in a high growth market with a clear strategy to capitalize on the opportunity," and "expect to supply the worldwide pharmaceutical, cosmetic and food and beverage industries with the highest-quality CBD oils and derivatives in the market." These statements do not appear to be appropriate given your current stage of development.

Our Mission, page 61

14.   Please explain how your guiding principles differentiate you from your peers.

Skincare and Beauty Products, page 62

15.   Please substantiate your statement that *Ô*'s is the first prestige brand of facial care in the world made with premium CBD.

Our Competitive Strengths, page 73

16.   Please delete the statement that your competitive advantages will allow you to "lead the Colombian medicinal cannabis marketplace" or revise to provide support for this claim. If you are currently selling products in the United States or any other jurisdiction, please discuss your competitive position in that market for the categories of products that you sell.

Property, plants and equipment, page 78

17.   We note your disclosure that you intend to begin construction of a 1.5-hectare Research Technology and Processing Center in the first quarter of 2021. Please revise to provide an estimate of the amount of expenditures needed for the construction, how you intend to finance the construction, and the estimated date of completion. Refer to Item 4.D of Form 20-F. If you plan to use some of the proceeds from this offering to finance the construction, please revise the Use of Proceeds section accordingly.

Regulation of Our Industry
Regulatory Framework in the United States, page 86

18.   We note your disclosure on page 72 that Cronomed will have to obtain approval from the FDA in order to expand into the United States. Please revise to discuss that FDA approval process here. Please also revise to discuss any other US regulations or regulatory processes that you will need to comply with for the various categories of products that you wish to sell in the United States.

Description of Share Capital, page 105

19.   We note that you refer shareholders to, in part, the applicable share handling regulations. It is not appropriate to qualify your disclosure by reference to information that is not included in the filing or filed as an exhibit. Please remove this language accordingly.

Flora Growth Corp.

Notes to the Unaudited Pro-Forma Condensed Consolidated Financial Statements

Note 1. Basis of Presentation, page F-146

20.   Please provide the unaudited condensed financial statements of Cronomed, Kasa, and Breeze as at and for the six months ended June 30, 2020 or explain why these interim financial statements are not required. Refer to Rule 3-05 of Regulation S-X.

Note 6. Pro Forma Shareholders' Equity Continuity, page F-151

21.   Please tell us why you have excluded from your pro forma presentation the 4,000,000 million shares issued to your CEO and 1,500,000 stock options granted to new directors of the company.

22.   Please revise to clarify if the 1,500,000 stock options to purchase an equal number of common shares with an exercise price of US $0.75 per option that were granted to new directors of the company vested at the time of grant.

You may contact Sasha Parikh at 202-551-3627 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Mary Beth Breslin at 202-551-3625 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Rebecca G. DiStefano, Esq.